Exhibit 99.3

ASML - Summary US GAAP Consolidated Statements of Operations 1,2

	Three months ended,		Twelve months ended,
	Dec 31,	Dec 31,	Dec 31,	Dec 31,
	2015	2016	2015	2016
(in millions EUR, except per share data)

Net system sales	880.9	1,223.0	4,237.2	4,571.1
Net service and field option sales	553.3	684.4	2,050.2	2,223.7
Total net sales	1,434.2	1,907.4	6,287.4	6,794.8

Total cost of sales	(774.4)	(1,006.8)	(3,391.7)	(3,750.3)
Gross profit	659.8	900.6	2,895.7	3,044.5

Other income	20.8	23.5	83.2	93.8
Research and development costs	(273.0)	(287.4)	(1,068.1)	(1,105.8)
Selling, general and administrative costs	(89.5)	(106.8)	(345.7)	(374.8)
Income from operations	318.1	529.9	1,565.1	1,657.7

Interest and other, net	(4.6)	74.8	(16.5)	33.7
Income before income taxes	313.5	604.7	1,548.6	1,691.4

Benefit from (provision for) income taxes	(21.1)	(80.5)	(161.4)	(219.5)
Net income	292.4	524.2	1,387.2	1,471.9

Basic net income per ordinary share	0.68	1.23	3.22	3.46
Diluted net income per ordinary share [3]	0.68	1.22	3.21	3.44

Weighted average number of ordinary shares used in computing per share amounts (in millions):
Basic	428.8	427.1	430.6	425.6
Diluted [3]	430.8	429.2	432.6	427.7

ASML - Ratios and Other Data 1,2

	Three months ended,		Twelve months ended,
	Dec 31,	Dec 31,	Dec 31,	Dec 31,
	2015	2016	2015	2016
(in millions EUR, except otherwise indicated)

Gross profit as a percentage of net sales	46.0%	47.2%	46.1%	44.8%
Income from operations as a percentage of net sales	22.2%	27.8%	24.9%	24.4%
Net income as a percentage of net sales	20.4%	27.5%	22.1%	21.7%
Income taxes as a percentage of income before income taxes	6.7%	13.3%	10.4%	13.0%
Shareholders’ equity as a percentage of total assets	63.1%	57.1%	63.1%	57.1%
Sales of systems (in units)	37	38	169	157
Average selling price of system sales (EUR millions)	23.8	32.2	25.1	29.1
Value of systems backlog (EUR millions) [4]	3,184	3,961	3,184	3,961
Systems backlog (in units) [4]	79	83	79	83
Average selling price of systems backlog (EUR millions) [4]	40.3	47.7	40.3	47.7
Value of booked systems (EUR millions) [4]	1,184	1,580	4,639	5,396
Net bookings (in units) [4]	44	44	165	160
Average selling price of booked systems (EUR millions) [4]	26.9	35.9	28.1	33.7
Number of payroll employees in FTEs	12,168	13,991	12,168	13,991
Number of temporary employees in FTEs	2,513	2,656	2,513	2,656

ASML - Summary US GAAP Consolidated Balance Sheets 1,2

	Dec 31,	Dec 31,
	2015	2016
(in millions EUR)

ASSETS
Cash and cash equivalents	2,458.7	2,906.9
Short-term investments	950.0	1,150.0
Accounts receivable, net	803.7	700.2
Finance receivables, net	280.5	447.4
Current tax assets	19.1	11.6
Inventories, net	2,573.7	2,780.9
Deferred tax assets [5]	133.1	—
Other assets	488.8	560.4
Total current assets	7,707.6	8,557.4

Finance receivables, net	124.0	117.2
Deferred tax assets [5]	29.0	34.9
Other assets	450.9	612.3
Goodwill	2,624.6	4,873.9
Other intangible assets, net	738.2	1,323.0
Property, plant and equipment, net	1,620.7	1,687.2
Total non-current assets	5,587.4	8,648.5

Total assets	13,295.0	17,205.9

LIABILITIES AND SHAREHOLDERS’ EQUITY
Total current liabilities [5]	3,107.2	3,280.6

Long-term debt	1,125.5	3,071.8
Deferred and other tax liabilities [5]	256.7	396.9
Provisions	2.4	20.5
Accrued and other liabilities	414.4	615.7
Total non-current liabilities	1,799.0	4,104.9

Total liabilities	4,906.2	7,385.5

Total shareholders’ equity	8,388.8	9,820.4
Total liabilities and shareholders’ equity	13,295.0	17,205.9

ASML - Summary US GAAP Consolidated Statements of Cash Flows 1,2

	Three months ended,		Twelve months ended,
	Dec 31,	Dec 31,	Dec 31,	Dec 31,
	2015	2016	2015	2016
(in millions EUR)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	292.4	524.2	1,387.2	1,471.9

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	80.5	103.1	296.9	356.9
Impairment	1.5	1.2	2.3	3.5
Loss on disposal of property, plant and equipment	—	1.4	1.6	5.2
Share-based payments	14.7	12.0	59.1	47.7
Allowance for doubtful receivables	1.2	0.8	3.9	3.2
Allowance for obsolete inventory	58.2	11.0	211.8	73.0
Deferred income taxes	(2.8)	(26.7)	45.3	(0.6)
Changes in assets and liabilities	539.0	566.3	17.4	(294.9)
Net cash provided by (used in) operating activities	984.7	1,193.3	2,025.5	1,665.9

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(120.5)	(95.9)	(371.8)	(316.3)
Purchase of intangible assets	—	(0.9)	(1.1)	(8.4)
Purchase of available for sale securities	(950.0)	(1,050.0)	(950.0)	(2,520.0)
Maturity of available for sale securities	—	1,300.0	334.9	2,320.0
Cash from (used for) derivative financial instruments	(7.1)	(9.4)	(171.9)	(15.0)
Loans issued and other investments	—	(0.2)	—	(7.4)
Acquisition of subsidiaries (net of cash acquired)	—	(2,641.3)	—	(2,641.3)
Net cash provided by (used in) investing activities	(1,077.6)	(2,497.7)	(1,159.9)	(3,188.4)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	—	—	(302.3)	(445.9)
Purchase of shares	(140.7)	—	(564.9)	(400.0)
Net proceeds from issuance of shares	9.7	548.3	33.2	582.7
Net proceeds from issuance of notes	—	745.9	—	2,230.6
Repayment of debt	(1.1)	(1.2)	(3.6)	(4.7)
Tax benefit from share-based payments	0.8	0.3	3.7	0.9
Net cash provided by (used in) financing activities	(131.3)	1,293.3	(833.9)	1,963.6

Net cash flows	(224.2)	(11.1)	31.7	441.1

Effect of changes in exchange rates on cash	2.0	5.0	7.5	7.1
Net increase (decrease) in cash and cash equivalents	(222.2)	(6.1)	39.2	448.2

ASML - Quarterly Summary US GAAP Consolidated Statements of Operations 1,2

	Three months ended,
	Dec 31,	Apr 3,	Jul 3,	Oct 2,	Dec 31,
	2015	2016	2016	2016	2016
(in millions EUR, except per share data)

Net system sales	880.9	855.8	1,254.1	1,238.2	1,223.0
Net service and field option sales	553.3	477.4	485.5	576.4	684.4
Total net sales	1,434.2	1,333.2	1,739.6	1,814.6	1,907.4

Total cost of sales	(774.4)	(765.1)	(998.2)	(980.2)	(1,006.8)
Gross profit	659.8	568.1	741.4	834.4	900.6

Other income	20.8	23.4	23.5	23.4	23.5
Research and development costs	(273.0)	(274.7)	(270.3)	(273.4)	(287.4)
Selling, general and administrative costs	(89.5)	(88.8)	(90.4)	(88.8)	(106.8)
Income from operations	318.1	228.0	404.2	495.6	529.9

Interest and other, net	(4.6)	(3.6)	(3.6)	(33.9)	74.8
Income before income taxes	313.5	224.4	400.6	461.7	604.7

Benefit from (provision for) income taxes	(21.1)	(26.4)	(46.8)	(65.8)	(80.5)
Net income	292.4	198.0	353.8	395.9	524.2

Basic net income per ordinary share	0.68	0.46	0.83	0.93	1.23
Diluted net income per ordinary share [3]	0.68	0.46	0.83	0.93	1.22

Weighted average number of ordinary shares used in computing per share amounts (in millions):
Basic	428.8	427.0	424.5	423.8	427.1
Diluted [3]	430.8	429.1	426.5	425.8	429.2

ASML - Quarterly Summary Ratios and other data 1,2

	Dec 31,	Apr 3,	Jul 3,	Oct 2,	Dec 31,
	2015	2016	2016	2016	2016
(in millions EUR, except otherwise indicated)

Gross profit as a percentage of net sales	46.0%	42.6%	42.6%	46.0%	47.2%
Income from operations as a percentage of net sales	22.2%	17.1%	23.2%	27.3%	27.8%
Net income as a percentage of net sales	20.4%	14.9%	20.3%	21.8%	27.5%
Income taxes as a percentage of income before income taxes	6.7%	11.7%	11.7%	14.2%	13.3%
Shareholders’ equity as a percentage of total assets	63.1%	63.2%	61.3%	57.5%	57.1%
Sales of systems (in units)	37	33	46	40	38
Average selling price of system sales (EUR millions)	23.8	25.9	27.3	31.0	32.2
Value of systems backlog (EUR millions) [4]	3,184	3,018	3,371	3,462	3,961
Systems backlog (in units) [4]	79	76	73	76	83
Average selling price of systems backlog (EUR millions) [4]	40.3	39.7	46.2	45.5	47.7
Value of booked systems (EUR millions) [4]	1,184	835	1,566	1,415	1,580
Net bookings (in units) [4]	44	30	43	43	44
Average selling price of booked systems (EUR millions) [4]	26.9	27.8	36.4	32.9	35.9
Number of payroll employees in FTEs	12,168	12,407	12,598	12,933	13,991
Number of temporary employees in FTEs	2,513	2,492	2,569	2,599	2,656

ASML - Quarterly Summary US GAAP Consolidated Balance Sheets 1,2

	Dec 31,	Apr 3,	Jul 3,	Oct 2,	Dec 31,
	2015	2016	2016	2016	2016
(in millions EUR)

ASSETS
Cash and cash equivalents	2,458.7	2,063.4	1,926.1	2,913.0	2,906.9
Short-term investments	950.0	1,075.0	1,000.0	1,400.0	1,150.0
Accounts receivable, net	803.7	753.2	732.4	858.4	700.2
Finance receivables, net	280.5	446.5	524.0	663.5	447.4
Current tax assets	19.1	96.0	178.0	143.5	11.6
Inventories, net	2,573.7	2,750.0	2,715.3	2,696.9	2,780.9
Deferred tax assets [5]	133.1	—	—	—	—
Other assets	488.8	502.1	504.7	540.4	560.4
Total current assets	7,707.6	7,686.2	7,580.5	9,215.7	8,557.4

Finance receivables, net	124.0	102.2	105.7	71.8	117.2
Deferred tax assets [5]	29.0	47.4	50.0	39.1	34.9
Other assets	450.9	483.8	641.2	623.2	612.3
Goodwill	2,624.6	2,537.7	2,603.7	2,571.0	4,873.9
Other intangible assets, net	738.2	706.0	713.5	694.0	1,323.0
Property, plant and equipment, net	1,620.7	1,580.3	1,608.9	1,587.4	1,687.2
Total non-current assets	5,587.4	5,457.4	5,723.0	5,586.5	8,648.5

Total assets	13,295.0	13,143.6	13,303.5	14,802.2	17,205.9

LIABILITIES AND SHAREHOLDERS’ EQUITY
Total current liabilities [5]	3,107.2	3,246.8	3,720.1	3,272.2	3,280.6

Long-term debt	1,125.5	1,144.3	901.9	2,390.6	3,071.8
Deferred and other tax liabilities [5]	256.7	138.0	196.4	222.1	396.9
Provisions	2.4	—	12.6	16.5	20.5
Accrued and other liabilities	414.4	311.1	323.3	387.6	615.7
Total non-current liabilities	1,799.0	1,593.4	1,434.2	3,016.8	4,104.9

Total liabilities	4,906.2	4,840.2	5,154.3	6,289.0	7,385.5

Total shareholders’ equity	8,388.8	8,303.4	8,149.2	8,513.2	9,820.4
Total liabilities and shareholders’ equity	13,295.0	13,143.6	13,303.5	14,802.2	17,205.9

ASML - Quarterly Summary US GAAP Consolidated Statements of Cash Flows 1,2

	Three months ended,
	Dec 31,	Apr 3,	Jul 3,	Oct 2,	Dec 31,
	2015	2016	2016	2016	2016
(in millions EUR)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	292.4	198.0	353.8	395.9	524.2

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	80.5	82.0	84.1	87.7	103.1
Impairment	1.5	0.5	0.4	1.4	1.2
Loss on disposal of property, plant and equipment	—	1.2	0.9	1.7	1.4
Share-based payments	14.7	13.2	10.9	11.6	12.0
Allowance for doubtful receivables	1.2	0.9	0.8	0.7	0.8
Allowance for obsolete inventory	58.2	36.6	22.5	2.9	11.0
Deferred income taxes	(2.8)	(4.5)	(6.6)	37.2	(26.7)
Changes in assets and liabilities	539.0	(333.7)	14.3	(541.8)	566.3
Net cash provided by (used in) operating activities	984.7	(5.8)	481.1	(2.7)	1,193.3

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(120.5)	(55.2)	(98.9)	(66.3)	(95.9)
Purchase of intangible assets	—	(3.6)	(1.3)	(2.6)	(0.9)
Purchase of available for sale securities	(950.0)	(350.0)	(350.0)	(770.0)	(1,050.0)
Maturity of available for sale securities	—	225.0	425.0	370.0	1,300.0
Cash from (used for) derivative financial instruments	(7.1)	1.1	7.7	(14.4)	(9.4)
Loans issued and other investments	—	—	(6.0)	(1.2)	(0.2)
Acquisition of subsidiaries	—	—	—	—	(2,641.3)
Net cash provided by (used in) investing activities	(1,077.6)	(182.7)	(23.5)	(484.5)	(2,497.7)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	—	—	(445.9)	—	—
Purchase of shares	(140.7)	(213.5)	(171.9)	(14.6)	—
Net proceeds from issuance of shares	9.7	10.6	12.1	11.7	548.3
Net proceeds from issuance of notes	—	—	—	1,484.7	745.9
Repayment of debt	(1.1)	(1.2)	(1.2)	(1.1)	(1.2)
Tax benefit from share-based payments	0.8	—	0.1	0.5	0.3
Net cash provided by (used in) financing activities	(131.3)	(204.1)	(606.8)	1,481.2	1,293.3

Net cash flows	(224.2)	(392.6)	(149.2)	994.0	(11.1)

Effect of changes in exchange rates on cash	2.0	(2.7)	11.9	(7.1)	5.0
Net increase (decrease) in cash and cash equivalents	(222.2)	(395.3)	(137.3)	986.9	(6.1)

Notes to the Summary US GAAP Consolidated Financial Statements

Basis of Preparation
The accompanying Summary Consolidated Financial Statements are stated in millions of euros unless indicated otherwise. The accompanying Summary Consolidated Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). For further details on our Summary of Significant Accounting Policies refer to the Notes to the Consolidated Financial Statements as recorded in our Annual Report on Form 20-F which is available on www.asml.com. Further disclosures, as required under US GAAP in annual reports, are not included in the Summary Consolidated Financial Statements.

ASML – Reconciliation US GAAP – IFRS 1,2

Net income	Three months ended,		Twelve months ended,
	Dec 31,	Dec 31,	Dec 31,	Dec 31,
	2015	2016	2015	2016
(in millions EUR)
Net income based on US GAAP	292.4	524.2	1,387.2	1,471.9
Development expenditures (see Note 1)	55.0	16.8	244.7	190.6
Income taxes (see Note 2)	(2.8)	(10.8)	(14.5)	(106.4)
Other	(0.3)	—	2.1	0.8
Net income based on IFRS	344.3	530.2	1,619.5	1,556.9

Notes to the reconciliation from US GAAP to IFRS

Note 1 Development expenditures
Under US GAAP, ASML applies ASC 730, "Research and Development". In accordance with ASC 730, ASML charges costs relating to research and development to operating expense as incurred.

Under IFRS, ASML applies IAS 38, "Intangible Assets". In accordance with IAS 38, ASML capitalizes certain development expenditures that are amortized over the expected useful life of the related product generally ranging between one and five years. Amortization starts when the developed product is ready for volume production.

Note 2 Income taxes
Under US GAAP, the elimination of unrealized net income from intercompany transactions that are eliminated from the carrying amount of assets in consolidation give rise to a temporary difference for which prepaid taxes must be recognized in consolidation. Contrary to IFRS, the prepaid taxes under US GAAP are calculated based on the tax rate applicable in the seller’s rather than the purchaser’s tax jurisdiction.

Under IFRS, ASML applies IAS 12, "Income Taxes". In accordance with IAS 12 unrealized net income resulting from intercompany transactions that are eliminated from the carrying amount of assets in consolidation give rise to a temporary difference for which deferred taxes must be recognized in consolidation. The deferred taxes are calculated based on the tax rate applicable in the purchaser’s tax jurisdiction.

This document contains statements relating to certain projections and business trends that are forward-looking, including statements with respect to expected trends and outlook, including expected customer insertion of EUV in volume manufacturing, including expected volume orders, systems backlog, expected financial results and trends for the first quarter of 2017, including expected sales, other income, gross margin, R&D and SG&A expenses and effective annualized tax rate, annual revenue opportunity for ASML and EPS potential by 2020, including further growth potential into the next decade, expected industry trends and expected trends in the business environment, statements with respect to the proposed minority stake in Carl Zeiss SMT, including statements that such investment will secure the extension of EUV beyond the next decade and funding for next generation EUV technology, statements with respect to EUV targets, manufacturing, supply chain and service capabilities, and ASML’s commitment to secure system performance, shipments and support for volume manufacturing, including availability, productivity, throughput and shipments, including timing of shipments and the ability to support a larger installed base, shrink being a key driver supporting innovation and providing long-term industry growth, lithography enabling affordable shrink and delivering value to customers, expected industry adoption of EUV and statements with respect to the intent of customers to insert EUV into production, the extension of EUV beyond the next decade, the expected continuation of Moore's law and that EUV will continue to enable Moore’s law and drive long term value, intention to return excess cash to shareholders, and statements about our proposed dividend, dividend policy and intention to repurchase shares and statements with respect to the share repurchase plan. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue", "targets", "commits to secure" and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers' products, competitive products and pricing, the impact of any manufacturing efficiencies and capacity constraints, performance of our systems, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products including EUV, the number and timing of EUV systems expected to be shipped and recognized in revenue, delays in EUV systems production and development and volume production by customers, including meeting development requirements for volume production, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, changes in tax rates, available cash and liquidity, our ability to refinance our indebtedness, distributable reserves for dividend payments and share repurchases and timing of resumption of the share repurchase plan, and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

[1]	These financial statements are unaudited.

[2]	Numbers have been rounded.

[3]
The calculation of diluted net income per ordinary share assumes the exercise of options issued under ASML stock option plans and the issuance of shares under ASML share plans for periods in which exercises or issuances would have a dilutive effect. The calculation of diluted net income per ordinary share does not assume exercise of such options or issuance of shares when such exercises or issuance would be anti-dilutive.

[4]	Our systems backlog and net bookings include all system sales orders for which written authorizations have been accepted (for EUV starting as of the NXE:3350B).

[5]
As of January 1, 2016 ASML early adopted the amendment to ASC 740 “Income taxes (Topic 740): Balance Sheet Classification of Deferred Taxes”, which requires that deferred tax liabilities and assets are classified as non-current in the consolidated balance sheets. The comparative figures have not been adjusted to reflect this change in accounting policy.